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RECEIVED
FEB 25 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GNV Advisors LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 West Madison Street, 35th Floor
(No. and Street)

Chicago	Illinois	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brady 312-422-0492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 S. Riverside Plaza, 9th Floor	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GNV Advisors, LLC

Financial Report

December 31, 2013

plante moran

audit • tax • consulting

OATH OR AFFIRMATION

I, Michael Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GNV Advisors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

OFFICIAL SEAL
EVY L STEIN-KELLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/30/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GNV Advisors, LLC

Contents

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312 207 1040
Fax 312 207 1066
plantemoran com

Independent Auditor's Report

To the Member
GNV Advisors, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of GNV Advisors, LLC (a Delaware corporation) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations and member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Member
GNV Advisors, LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GNV Advisors, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 11, 2014

plante moran

GNV Advisors, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Current Assets		
Cash and cash equivalents	$	101,135
Prepaid expenses		3,079
Total assets	**$**	**104,214**
Liabilities and Member's Capital		
Current Liabilities - Accrued shared expenses	$	656
Member's Capital		103,558
Total liabilities and member's capital	**$**	**104,214**

See Notes to Financial Statements.

GNV Advisors, LLC

Statement of Operations and Member's Capital
Year Ended December 31, 2013

Revenue - Fees	$	5,804
Expenses		
Commissions		4,557
Shared expenses		661
Regulatory fees		20,458
Insurance		2,023
Total expenses		27,699
Loss from Operations		(21,895)
Interest Income		11
Net Loss		(21,884)
Member's Capital - Beginning of year		125,442
Member's Capital - End of year	**$**	**103,558**

See Notes to Financial Statements.

GNV Advisors, LLC

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net loss	$	(21,884)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(1,867)
Decrease in accrued expenses		(30)
Net cash used in operating activities		(23,781)
Cash and Cash Equivalents - Beginning of year		124,916
Cash and Cash Equivalents - End of year	**$**	**101,135**

Note 1 - Nature of Business and Summary of Significant Accounting Policies

GNV Advisors, LLC (the "Company") is a Delaware limited liability company that is a limited broker-dealer for the purpose of offering private placements. The Company serves high net worth individuals, as well as institutional clients mostly located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and its membership was approved on October 23, 2008. The Company is wholly owned by Geneva Holding Company of Chicago, LLC (the "Member").

Aspects of the Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless terminated sooner, as provided in the operating agreement.

Cash and Cash Equivalents - The Company maintains its cash in a brokerage account invested in money market sweep shares, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on such cash.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - The Company receives a fee for its services based on a percentage of the periodic management fee earned by the fund managers with which the Company places investor dollars. Fund managers typically earn fees periodically based on a percentage of the assets they manage, as well as possible incentive-based fees. The Company may also earn placement agent fees based on a percentage of assets raised. No placement agent fees were earned in 2013. Fees are recorded as revenue by the Company at the time the fund managers earn and realize their respective management fees.

Customer Receivables - Customer receivable balances are carried at original invoice amount, less estimates made for doubtful receivables. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2013, there are no customer receivable balances; therefore, no amounts are provided for uncollectible accounts. Recoveries of receivables previously written off are recorded when received.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's application of GAAP regarding uncertain tax positions had no effect on its financial position, as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2010.

Subsequent Events - The Company has evaluated subsequent events through February 11, 2014, the date the financial statements were available to be issued.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $98,456, which was $93,456 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0067 to 1.00.

Note 3 - Commitment and Related Party Transactions

The Company has an expense-sharing arrangement with a company related through common ownership. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. During 2013, $661 in expenses were allocated to the Company.

One of the fund managers with which the Company places investor dollars is wholly owned by three principals of the Company's parent. For the year ended December 31, 2013, revenues from contracts placed with this fund manager were $5,804.

Note 3 - Commitment and Related Party Transactions (Continued)

Commission expenses during 2013 were paid to certain employees and principals of an affiliate which is 100 percent owned by the Company's parent. As of December 31, 2013, the amount paid to these employees and principals was $247 and $4,310, respectively.

Supplemental Information

GNV Advisors, LLC

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Broker or Dealer: GNV ADVISORS, LLC — As of December 31, 2013

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the
SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from statement of financial condition			$ 103,558	[3480]
2.	Deduct: Ownership equity not allowable for net capital			$ -	[3490]
3.	Total ownership equity qualified for net capital			$ 103,558	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable credits (list)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 103,558	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 3,079	[3540]		
	B. Secured demand note deficiency	$ -	[3590]		
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]		
	D. Other deductions and/or charges	-	[3610]	$ 3,079	[3620]
7.	Other additions and/or allowable credits (list)			$ -	[3630]
8.	Net capital before haircuts on securities positions			$ 100,479	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	$ -	[3735]		
	2. Debt securities	$ -	[3733]		
	3. Options	$ -	[3730]		
	4. Other securities	$ 2,023	[3734]		
	D. Undue concentration	$ -	[3750]		
	E. Other (list)	$ -	[3736]	2,023	[3740]
10.	Net capital			$ 98,456	[3750]

* Total nonallowable assets balance consists of prepaid expenses.

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (Continued)

Broker or Dealer: GNV ADVISORS, LLC — As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$	44	[3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A			$	5,000	[3758]
13. Net capital requirement (greater of line 11 or 12)			$	5,000	[3760]
14. Excess net capital (line 10 less 13)			$	93,456	[3770]
15. Net capital less greater of 10 percent of line 19 or 120 percent of line 12			$	92,456	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from statement of financial condition				$	656	[3790]
17. Add:						
A. Drafts for immediate credit	$	-	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	[3810]			
C. Other unrecorded amounts (list)	$	-	[3820]	$	-	[3830]
19. Total aggregate indebtedness				$	656	[3840]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)				%	0.67	[3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2 percent of combined aggregate debt items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
24. Net capital requirement (greater of line 21 or 22)	$	-	[3760]
25. Excess net capital (line 10 less 23)	$	-	[3910]
26. Net capital in excess of the greater of:			
A. 5 percent of combined aggregate debit items or $120,000	$	-	[3920]

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2013.

The Company claimed an exemption from Rule 15c3-3, based on it maintaining a special account for the exclusive benefit of customers. Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

To the Member
GNV Advisors, LLC

In planning and performing our audit of the financial statements of GNV Advisors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered GNV Advisors, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of GNV Advisors, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of GNV Advisor, LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by GNV Advisors, LLC, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because GNV Advisors, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of GNV Advisors, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member
GNV Advisors, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that GNV Advisors, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 11, 2014

plante moran